Exhibit 99.1

I-Mab To Present Positive Updated Givastomig Monotherapy Data at 2025 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics Conference on October 23, 2025

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Updated Phase 1 givastomig monotherapy data show an impressive 18% ORR in metastatic gastric cancer patients who had received at least two prior lines of therapy. Responses were observed over a dose range from 5 mg/kg Q2W up to 18 mg/kg Q3W
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No differences in efficacy were observed across different CLDN18.2 expression levels, with favorable overall safety
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Data anchor combination clinical strategy in first line (1L) gastric cancer, a $2B potential market1
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Confirming Q1 2026 plans to report topline Phase 1b dose expansion combination data and initiate a global randomized Phase 2 study
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Data slated for “Short Talk” presentation at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics (the Triple Meeting) underway October 22-26 in Boston, Massachusetts

ROCKVILLE, MD, October 22, 2025 (Globe Newswire) – I-Mab (NASDAQ: IMAB) (I-Mab or the Company), is a global biotechnology platform company committed to accelerating access to innovative medicines for patients worldwide, today announced that updated data from the Phase 1 study (NCT04900818) of givastomig as a monotherapy in heavily pre-treated patients (n=45) with gastroesophageal carcinoma (GEC) will be presented as a “short-talk” at the Triple Meeting on October 23, 2025 in Boston, Massachusetts (Presentation #B016). Givastomig is a bispecific antibody targeting CLDN18.2 (Claudin 18.2) and 4-1BB.

“The Phase 1 givastomig monotherapy data that will be shared at the Triple Meeting continue to demonstrate impressive safety and efficacy, with an 18% ORR in heavily pre-treated gastric cancer patients, with favorable overall safety. These data, showing responses over a dose range from 5 mg/kg Q2W to 18 mg/kg Q3W, further enrich givastomig’s emerging product profile and bolster our confidence that givastomig has the potential to be a best-in-class Claudin18.2-directed therapy across a broad range of CLDN18.2 expression. In Q1 2026, we expect to report topline results from the fully-enrolled Phase 1b dose expansion immune-chemotherapy combination study and initiate a global, randomized Phase 2 combination study. We believe the data from these studies will clearly demonstrate givastomig’s potential to significantly improve the standard of care in the treatment of first line GEC patients with a broad range of Claudin 18.2 expression levels,” said Phillip Dennis, MD, PhD, Chief Medical Officer of I-Mab.

“In our experience, givastomig integrates well into the workflow at our center. Based on the monotherapy efficacy across a range of doses and Claudin 18.2 expression levels, and excellent overall safety, givastomig has the potential to be the best-in-class Claudin-directed therapy and combination partner for the treatment of frontline gastric cancer. These follow-up data, plus encouraging initial results from the Phase 1b immune-chemotherapy frontline combination studies, presented earlier this year, give us hope that givastomig treatment can lead to improved treatment outcomes for patients with gastric cancers. We are eager to move forward with the planned Phase 2 study and continue to advance this program,” said Samuel J Klempner, MD, Associate Professor of Medicine at Massachusetts General Hospital.

AACR-NCI-EORTC “the Triple Meeting” Conference Information:

Title: Updated Safety, Efficacy and Biomarker Analysis from the Phase I Study of Givastomig, a Novel Claudin 18.2/4-1BB Bispecific Antibody, in Claudin 18.2 Positive Advanced Gastroesophageal Carcinoma (GEC)

Session: Concurrent Session 2: Bispecifics/T-cell Engagers

Speaker: Samuel J. Klempner, MD, Associate Professor of Medicine, Massachusetts General Hospital

Presentation Number: B016

Date and Time: Thursday, October 23, 2025, 6:20 – 6:35 PM ET

Location: Hynes Convention Center

A copy of the Triple Meeting presentation and poster will be available on the Publications and Presentations page of the I-Mab website on October 23, 2025.

Givastomig Phase 1 Monotherapy Updated data Summary GEC (per June 10, 2025 data cut-off):

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Givastomig was well tolerated up to 15 mg/kg Q2W and 18 mg/kg Q3W and continues to show monotherapy activity in heavily pre-treated GEC patients with a wide range of CLDN18.2 expression
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Givastomig may have the ability to target patients with lower CLDN18.2 expression compared with other CLDN18.2 agents

Patients Characteristics:

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45 GEC patients were dosed with givastomig every two weeks (Q2W) across dose levels of: 5mg/kg (n=7), 8 mg/kg (n=5), 12 mg/kg (n=21), 15 mg/kg (n=6) and 18 mg/kg Q3W (n=6) as of the June 10, 2025 data cutoff
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Patients had received a median of 3 prior therapies including 74% with a prior PD-L1 inhibitor

Efficacy Results:

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Confirmed Objective Response Rate (ORR):
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18% of patients (8/45) achieved a partial response (PR)
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5 mg/kg (1/7)
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8 mg/kg (1/5)
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12 mg/kg (4/21)
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15 mg (0/6)
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18 mg/kg Q3W (2/6)
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Claudin 18.2 expression in responders ranged from 11% (1+, 10%; 2+, 1%) to 100% (2+, 10%; 3+, 90%)
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The Disease Control Rate (DCR) was 49%, including stable disease (SD) in 14 patients

Follow-up and Biomarker Data:

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2 patients are ongoing (4%), with 1 PR (8 mg/kg) at 33 months (mo), and 1 PR (18 mg/kg Q3W) at 10 mo
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The median progression free survival (mPFS) and median overall survival (mOS) are 2.96 mo (95% CI 1.71-3.91) and 7.49 mo (95% CI 4.96-12.5), respectively
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No statistical difference in ORR, DCR, PFS or OS, between CLDN18.2-high (n=21) and CLDN18.2-low patients (n=24): ORR 19% v. 17% (p=1.00), DCR 57% v. 42% (p=0.46), mPFS 3.68 mo v. 1.84 mo, PFS hazard ratio (HR) 0.87 (p=0.67), and mOS 7.49 mo v. 7.49 mo, OS HR 0.88 (p=0.74), respectively

Safety:

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There were no new safety signals identified with longer follow-up
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No dose limiting toxicities were observed
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Common TREAEs (≥15%, any grade/grade 3) included anemia (27%/9%), white blood cell count decrease (22%/7%), nausea (20%/2%), ALT increase (16%/2%) and AST increase (16%/4%)

About Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting Claudin 18.2 (CLDN18.2)-positive tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for potential treatment of gastric cancer and other Claudin 18.2-positive gastrointestinal malignancies. In Phase 1 trials, givastomig has shown promising anti-tumor activity attributable to a potential synergistic effect of proximal interaction between CLDN18.2 on tumor cells and 4-1BB on T cells in the tumor microenvironment, while minimizing toxicities commonly seen with other 4-1BB agents.

Givastomig is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.

Sources

1.
Proprietary I-Mab information, 2025

About I-Mab

I-Mab (NASDAQ: IMAB) is a global biotechnology platform company committed to accelerating access to innovative medicines. We combine deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, I-Mab enables transformative therapies to progress rapidly from discovery toward patients in need. Following this business model change, on October 16, 2025, the Company announced that it intends to change its name to NovaBridge Bioscience, subject to Extraordinary General Meeting (EGM) approval on October 24, 2025.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB), and, pending acquisition, VIS-101, a second-in-class, potentially best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. I-Mab is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, I-Mab owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). VIS-101 is currently completing a large, randomized, dose-ranging Phase 2 study for wet AMD. Following completion of the pending acquisition and formation of the new Visara, Inc. subsidiary, I-Mab will be the majority shareholder of Visara, and Visara will control global rights to VIS-101.

For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the potential benefits of the new corporate strategy, the pending VIS-101 acquisition, and the planned capitalization of Visara, the expected approval of shareholder proposals at the upcoming EGM, the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates, the strategic and clinical development of I-Mab’s drug candidates, including givastomig and VIS-101; anticipated clinical milestones and results, and related timing; and the Company’s anticipated cash runway. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher	Kyler Lei
LifeSci Advisors	I-Mab
+1-617-430-7579	+1-240-745-6330
pkelleher@lifesciadvisors.com	kyler.lei@imabbio.com
IR@imabbio.com